March 24, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel
Re:	Clear Channel Communications, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007, filed February 14, 2008 File No. 1-9645
Dear Mr. Spirgel:
On behalf of Clear Channel Communications, Inc. (the “Company”), I am responding by this letter to the Staff’s comments to the Company by its letter dated March 13, 2008 relating to the above-referenced filing. The Company acknowledges receipt of the Staff’s comments and is working to prepare its responses to those comments. The Company currently anticipates responding to the Staff’s comments by April 3, 2008.
Should you have any questions regarding this letter, please contact me at (210) 822-2828.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer